Beta Music Group, Inc.
7100 Biscayne Blvd.
Miami, FL 33138

July 14, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:   Paul Fischer

RE:          Beta Music Group, Inc.
Amendment No. 2 to Registration Statement on Form 10-12G
Filed:  June 25,, 2014
File No.  000-53729

Dear Ms. Drazen:

The following is filed in response to your comment letter dated  July 3, 2014:

General

1.
We note based on your disclosure in a Form 8-K filed on June 27, 2014 that you entered into a Share Exchange Agreement with Viewpon Holdings, Inc. In the share exchange you purchased all of Viewpon's outstanding capital stock in exchange for the issuance of up to 1,900,000 of your common stock. Please disclose how you plan to account for this transaction. With regard to this acquisition, tell us how you considered providing financial statements and pro forma financial statements in accordance Rule 8-04 and 8-05 of Regulation S-X.

Response:

The Company evaluated if the acquisition of Viewpon is considered as a material acquisition. Per Regulation S-X Rule 3-05, which governs the final statement requirement for registrants that consummate or that intend to consummate business combinations, only one of which needs to be met for the target acquisition to be considered material from Rule 3-05 perspective, include the following:
a.	The acquirer's investment in and advances to the target as a percentage of total assets of the acquirer as of the end of the most recently completed fiscal year;
b.	The acquirer's proportionate share of total assets of the target as a percentage of total assets of the acquirer as of the end of the most recently completed fiscal year;

c.
The target's income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle as a percentage of such income of the acquirer for the most recently completed fiscal year.

Separate audited financial statements of the target under Rule 3-05 filings are not required unless the conditions specified above exceed 20% on an individual acquisition. The conclusion is that the greatest of the three calculations do not exceed the 20%.

The Company evaluated the acquisition under S-X 8-04 and determined under 8-04(b), none of conditions in (b)(1), (b)(2) or (b)(3) exceeded 20%. Please see below our calculation of the significance tests:

	Beta	Target	Purchase Price	Investment Test (b)(1)	Asset Test (b)(2)	Income Test (b)(3)
Assets at 12/31/13	$91,168	$1,568	$0 (a )	0%	2%	n/a
Income from continuing operations for y/e 12/31/13	$1,869,115	$224,140	n/a	n/a	n/a	12%
(a)    Shares issued to acquire target were valued at $0  or nominal due to Beta’s thinly traded common stock (82k shares traded in the 12 months prior to the acquisition and 4,847 in only 5 days of trading in the 6 months prior to the acquisition compared to the shares issued and Beta’s estimated enterprise value of $0 given our experience of minimal revenue, net losses, negative working capital and minimal assets.

2.
We note that in December 2013 USave acquired from Viewpon Holdings the exclusive worldwide licensing rights to operate and sell services and products available on Viewpon's digital media platform. In this regard, please disclose the consideration paid for these licensing rights. Tell us how you accounted for the licensing rights. Refer to your basis in accounting literature.

Response:

 On December 20, 2013, the Company acquired from Viewpon Holdings inventory of video discount coupons and exclusive worldwide licensing rights to operate and sell services and products available on Viewpon’s digital media platform.  The Company issued 1,300,000 shares of restricted stock to Viewpon Holdings, Inc. in exchange for the purchase of inventory from Viewpon Holdings, Inc. The fair value of inventory was assessed at $68,994 and the license was assessed at $0 fair value given the uncertainty about commercialization of the license by the Company.

The undersigned, on behalf of Beta Music Group, Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions, please do not hesitate to contact the undersigned.

Sincerely,
/s/Jim Ennis
Jim Ennis, CEO